Peak Fintech Welcomes Marc Pearson to
Management Team to Help Develop Canadian
SME Market

Montreal, Quebec--(Newsfile Corp. - October 15, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTC: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, is pleased to announce that Marc Pearson has joined the Company's management team as VP Business Development of its Canadian operating subsidiary, tasked with launching Peak's North American operations.

Marc counts over 25 years of experience in sales and business development. He began his professional career as a corporate sales manager at Bell Mobility in Montreal. His vision, creativity and leadership skills saw him develop and implement a series of province-wide sales and lead generation programs that led to a significant increase of Bell Mobility's market share within the SME segments in Quebec and Ontario. He then went on to hold regional and national Sales Director positions at Palm Inc., LG Electronics and Sage Software. During his tenure at Sage, he re-oriented several of the company's channel partners' business plans to adopt a more pro-active sales approach, which helped increase Sage's Eastern Canada sales by 23%. Most recently prior to joining Peak, Marc served as Director of Global Partnerships at Tangerine Software, an ERP software and business intelligence solutions provider with operations in North America, Europe, Asia, the Middle East, Australia, Africa and the United Kingdom, and as Senior Business Development Director at Stradigi AI, an artificial intelligence SaaS company that helps organizations obtain data-driven insights across all business functions.

"I've been watching and following what Peak has done in China over the past couple of years with admiration and great anticipation for the time that the Company would be ready to bring its Business Hub concept to Canada," commented Mr. Pearson. "I've worked with SMEs and entrepreneurs my entire career and I believe the Business Hub's compelling value proposition will truly resonate with them. I look forward to connecting with them to show them just how much they stand to benefit from being part of this ecosystem that I believe will forever change the SME landscape."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521

bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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